November 14, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Ironclad Performance Wear Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 10, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 10, 2011
File No. 0-51365

Ladies and Gentlemen:

On behalf of Ironclad Performance Wear Corporation (the “Company”), we hereby provide the following responses in reply to the comment letter dated November 9, 2011 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”).  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Credit Facilities, page 22

1.  We note your credit facility allows borrowings based on thresholds of accounts receivable and inventory as set forth in the agreement which could be negatively impacted by a decrease in demand for your products. In future filings, please disclose the current availability under your credit facility.  Also, we note you received a waiver from FCC, LLC subsequent to year end regarding capital expenditures.  Please discuss the financial covenants, the extent of headroom in the financial covenants of your credit facility, and the likelihood of your compliance with them for the foreseeable future. Please refer to Financial Reporting Codification 203.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.stubbsalderton.com

Securities and Exchange Commission November 14, 2011 Page 2

The Company acknowledges the Staff’s comment.

In future filings the Company will add the following statement under Credit Facilities: “At Current Period and Prior Period the Company had unused credit available under this facility of approximately $XXX,000 and $YYY,000, respectively.”

The Company’s factoring agreement with FCC, LLC (the “Factor”) does not contain any financial covenants.  The credit facility contains a number of other affirmative and negative covenants customarily found in factoring agreements for similar transactions, including, but not limited to, restrictions on the following transactions: the merger or sale of assets, creation of new debt or liens, distribution of dividends or equity interest, ERISA liabilities, transactions with affiliates, extending credit, advances, or loans to any person, and capital expenditures exceeding $100,000 within any fiscal year. The Company secured a waiver from the Factor with respect to the capital expenditures negative covenant to address its excess capital expenditures in the given fiscal year.  The Company intends to maintain compliance with its affirmative and negative covenants under the factoring agreement.

Item 8.  Financial Statements and Supplementary Data, page 23

Note 2.  Accounting Policies, page 29

Accounts Receivable, page 29

2.  Please tell us and expand your disclosure to address your accounting policy for accounts receivable assigned without recourse.  If any of the accounts receivable under the factoring arrangement meet the sale criteria of FASB ASC 860-10-40 for derecognition and are therefore accounted for by the factor as sales, please expand your disclosure accordingly. See FASB ASC 860-20-50.  Further, please provide a table showing the composition of accounts receivable at each balance sheet date including receivables assigned to factor, advances to (from) factor, and amounts due from factor.  If accounts receivable net of the allowance for doubtful accounts represents receivables factored with recourse, please clarify that fact.

The Company acknowledges the Staff’s comment.  The Company factors its trade receivables pursuant to a factoring agreement with the Factor.  Prior to December 7, 2009, all trade receivables were factored with recourse.  On December 7, 2009 the Company entered into a new factoring agreement whereby it assigns certain of its trade receivables with recourse and other trade receivables without recourse.  The Company incurs a servicing fee as a percentage of the face value of each invoice assigned to the Factor.

The Factor, based on its internal credit policies, determines which customer trade receivables it will accept without recourse and assigns a credit limit for that customer.  The Company then assigns (sells) the face value of certain trade receivable invoices to the Factor and records a current asset entitled “Due from factor.”  The Company will change the name of this line item to “Due from factor without recourse” on future filings.  Thereafter, the Company is entitled to borrow up to 70% of the value of such invoices through its line of credit with the Factor.  The Factor handles all collection activities and receives payment from the customer into its own bank lockbox account.  The Factor reimburses the Company for its purchased invoices by applying the funds collected from the customer as payments against the Company’s line of credit.

Securities and Exchange Commission November 14, 2011 Page 3

Trade receivables with recourse may also be assigned to the Factor as an additional source of financing, and are carried at the original invoice amount less an estimate made for doubtful accounts.  The allowance for doubtful accounts is based on management’s regular evaluation of individual customer’s receivables and consideration of a customer’s financial condition and credit history.  Trade receivables are written off when deemed uncollectible.  Recoveries of trade receivables previously written off are recorded when received.  Interest is not charged on past due accounts.

We will include the following table in future filings.

Accounts Receivable and Due From Factor	December 31, 2010	December 31, 2009

Accounts receivable	$906,943	$1,285,014
Less-Allowance for doubtful accounts	(130,000)	(114,000)

Net accounts receivable	$776,943	$1,171,014

Due from factor without recourse	$1,968,764	$320,169

3.  Please explain to us your cash flow presentation for advances and repayments from your factor, as well as the cash flows associated with “Due from factor” supporting your classification as an operating or financing cash flow.

The Company acknowledges the Staff’s comment.  “Net (payment) proceeds from bank lines of credit” represents the proceeds from the Company’s borrowings made available from the assignment of factored accounts receivable during the period, offset by payments made on said borrowings generated from collections of factored accounts receivable from customers during the period.  In future filings we will present these items as separate line items in the Cash Flows From Financing Activities section of the Consolidated Statements of Cash Flows.

The Company believes that it is appropriate to report the “Due from factor” asset in the Operating Activities section of the Consolidated Statements of Cash Flows because it represents transferred assets (invoices) generated in the normal course of the Company’s operations.

Securities and Exchange Commission November 14, 2011 Page 4

The Company believes that it is appropriate to report the “Net (payment) proceeds from bank lines of credit” items in the Financing Activities section of the Consolidated Statements of Cash Flows because the proceeds represent independent borrowing decisions made by the Company based on financing needs, not the amount of assets factored.  Payments represent the Company’s use of funds received from its “Due from factor” asset to reduce its outstanding line of credit liability.

Product Returns, Allowances and Adjustments, page 31

4.   Please clarify and illustrate for us how you apply your accounting policies with respect to your allowance estimate including the nature of the accounting adjustments made.  We note you use actual historical return rates to estimate your returns; however, your tabular presentation indicates that your accrual is the same amount as payments recorded for warranty and saleable product returns.  Further, the change in your allowance from period to period appears to equal your accounting adjustments made to the allowance.

The Company acknowledges the Staff’s comment.  Each period we review our actual warranty returns, saleable product returns and accounting adjustments as they relate to Net Sales on a rolling twelve month basis.  We then estimate the appropriate percentage of current year’s sales that may ultimately be returned and determine the appropriate amount for the current allowance.  In the table on page 32, we use a four step process: first, we start with the allowance at the end of the prior period, $142,000; second, we reduce it by the amount of actual warranty returns, saleable product returns and accounting adjustments incurred during the current period, $279,206; third, we adjust the allowance to our newly determined value ($142,000 - $57,000), in this case a reduction of $85,000; and fourth, we replenish the amount of actual warranty returns, saleable product returns and accounting adjustments charged during the period, $279,206.  We will simplify this table by combining steps three and four in future filings.

Supplier Concentrations, page 32

5.  We note a significant portion of your total purchases are from suppliers located overseas and a portion of your revenues are derived from international sales.  Please tell us what consideration was given to disclosing the aggregate transaction gain or loss included in determining net income for the period. Please refer to FASB ASC 830-20-50. Further, please expand your Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide insight into the economic impact, if any, resulting from currency exchange fluctuations with respect to your purchases, selling prices, sales volume and cost of goods sold.

The Company acknowledges the Staff’s comment.  There are no transaction gains or losses associated with our purchases from foreign suppliers or our sales to foreign customers.  All transactions are conducted in United States Dollars and the Company will add disclosure to this affect in the Customer Concentration and Supplier Concentration sections in future filings.

Securities and Exchange Commission November 14, 2011 Page 5

Note 7.  Bank Lines of Credit, page 36

6.  Please refer to the last paragraph.  You state $776,943 is due from the factor; however, your balance sheet shows $1,968,764 due as of December 31, 2010.  Please explain the difference and revise as appropriate.

The Company acknowledges the Staff’s comment.  The “Due from factor” amount on page 26 should be $1,968,764.  The line items on the Balance Sheet are correct and this error only occurs in this footnote.  The Company does not believe this error is material enough to warrant an amendment to the Form 10K.

Note 9.  Income Taxes, page 39

7.  Please revise to reconcile your disclosure here where you state you believe it is more likely than not that you will realize all of the benefits of your deductible differences with your disclosure on page 33 where you state you have provided a valuation allowance in full on your net deferred tax assets in light of the uncertainty regarding ultimate realization. Further, please explain how your election to provide a full valuation allowance against your deferred tax asset despite your belief in realizing all the benefit complies with FASB ASC 740-10-30.  This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011.

The Company acknowledges the Staff’s comment.  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize some portion or all of the benefits of these deductible differences, and has chosen to provide a 100% valuation allowance against its deferred tax asset.

8.  Please revise to provide the components of your net deferred tax liability or asset recognized in your statement of financial position at December 31, 2009 in accordance with FASB ASC 740-10-50.

The Company acknowledges the Staff’s comment.   The Company will provide both the current year and prior year components of its deferred tax assets or liabilities in the footnote to its statement of financial position in future filings.

Securities and Exchange Commission November 14, 2011 Page 6

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 1.  Financial Statements

Note 9.  Income Taxes, page 13

9.  Refer to the statutory rate reconciliation table on page 14. Explain to us how you incurred a statutory tax benefit of 34% when you had net income for the six month period ended June 30, 2011. Explain to us and disclose the reasons behind the significant swing of the reconciling item “state income taxes, net of federal benefits” from negative 5.4% for the six-month period ended June 30, 2010 to positive 98.3% for the same period ended June 30, 2011 in the table.

The Company acknowledges the Staff’s comment. The significant increase in the reconciling item "state income taxes, net of federal benefits" from the six-month period ended June 30, 2010 of (5.4%) to 98.3% for the six month period ended June 30, 2011 was due to a significant current state tax expense incurred as a result of a law change in California which disallows use of net operating loss carryforwards.

The Company acknowledges that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*   *   *   *   *

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4503, or Louis Wharton, at (818) 444-4509.

Sincerely, /s/ Greg Akselrud Greg Akselrud

cc:           Thomas Kreig